Exhibit 2
IRREVOCABLE UNDERTAKING
To:    China Unicom Limited
          75th Floor, The Center
          99 Queen’s Road Central
           Hong Kong
June 1, 2008
Dear Sirs
Proposed Merger of China Unicom Limited and China Netcom Group Corporation (Hong Kong) Limited
We understand that China Unicom Limited (Unicom) is proposing a merger with China Netcom Group Corporation (Hong Kong) Limited
(Netcom) which would be implemented by way of a scheme of arrangement by Netcom under Section 166 of the Hong Kong Companies Ordinance pursuant to which all of the issued Netcom shares (including the Netcom shares underlying the Netcom American Depositary Shares) will be cancelled, on the terms and subject to the conditions as set out in the announcement of the Scheme attached as the Appendix to this letter (the Announcement).
This letter sets out the terms and conditions on which we will vote in favour of the Scheme.
Shareholdings
1. Telefonica Internacional, S.A.U. (the Covenantor) represents and warrants to Unicom that:
(a)	it is the legal and beneficial owner of 333,971,305 Netcom shares, representing approximately 5% of the issued share capital of Netcom (the Relevant Shares );

(b)	the Relevant Shares and any Further Relevant Shares (as defined in paragraph 2(a) below) are held free of any lien, charge, option, claim, equity, right of pre-emption and any other third party right or encumbrance of any nature whatsoever and together with all rights accruing or attaching thereto, including, without limitation, the right to receive in full dividends and other distributions declared, made or paid, if any, on or after the date of the Announcement; and

(c)	it has full power and authority to enter into this letter, to perform the obligations set out in this letter, and to vote the Relevant Shares and any Further Relevant Shares in favour of the Scheme.
Dealings
2. The Covenantor undertakes to Unicom that before the Scheme becomes effective, lapses or is withdrawn or until this letter lapses in accordance with its terms, it shall not:
(a)	other than pursuant to the Scheme, sell, transfer, charge, encumber, grant any option over or otherwise dispose of any interest in (i) any Relevant Shares or (ii) any other shares or securities in Netcom issued or unconditionally allotted to it or otherwise acquired by it (the Further Relevant Shares);

(b)	accept, or procure the acceptance of, any other offer in respect of the shares or securities referred to in paragraph 2(a) above, except as provided in paragraph 10(e) below;

(c)	vote as a shareholder of Netcom in favour of any resolution which might result in any condition of the Scheme not being fulfilled;

(d)	other than pursuant to the Scheme, enter into any agreement or arrangement or permit any agreement or arrangement to be entered into or authorise or incur any obligation or permit any obligation to arise:
(i)	to do any of the acts referred to in paragraphs 2(a) to 2(c) above; or

(ii)	which, in relation to the Relevant Shares or any Further Relevant Shares, would or might restrict or impede the Covenantor voting in favour of the Scheme, and, for the avoidance of doubt, references in this paragraph 2(d) to any agreement, arrangement, authorisation or obligation includes any agreement, arrangement, authorisation or obligation whether or not subject to any condition;
(e)	sell or otherwise dispose of any shares or other securities of Unicom or any interest therein (including any derivatives referenced to such securities); or

(f)	requisition or join in requisitioning any general or class meeting of Netcom without the prior consent of Unicom.
3. The Covenantor undertakes that it shall not directly or indirectly solicit or encourage any person other than Unicom to make any offer for any shares or other securities of Netcom or take any action which may be prejudicial to the successful outcome of the Scheme or which would or might have the effect of preventing any of the conditions of the Scheme from being fulfilled.
Undertaking to Vote in Favour of the Scheme
4. In consideration of Unicom’s agreement in paragraph 9 to make the Proposals (as defined in the Announcement) and assist in the preparation of the formal document setting out the terms and conditions of the Scheme (the Scheme Document), the Covenantor undertakes that it shall exercise all voting rights attaching to the Relevant Shares and any Further Relevant Shares to vote in favour of all resolutions to approve the Scheme and any related matters necessary to implement the Scheme proposed at any general or class meeting (the EGM) and the Court convened meeting (the Court Meeting) of Netcom to be convened and held in connection with the Scheme, or at any adjournment of any such meeting. In the event that the representative appointed by the Covenantor cannot attend and vote at the EGM or the Court Meeting, this letter shall be deemed to authorize the chairman of the EGM or the Court Meeting, as the case may be, as the proxy or representative of the Covenantor to attend and vote at the EGM or Court Meeting in respect of the resolutions to approve the Scheme, and any related matters necessary to implement the Scheme.

Documentation
5. We consent to:
(a)	the inclusion of references to the Covenantor and this letter in the Announcement substantially in the terms set out in the Announcement;

(b)	a copy of this letter being filed as an exhibit to any of Unicom’s filings with, or submissions to, the United States Securities and Exchange Commission (the US SEC), if and to the extent required. In the event that a copy of this letter is required to be filed by Unicom with any other regulatory body, Unicom shall obtain the Covenantor’s prior consent, such consent shall not be unreasonably withheld or delayed;

(c)	references to the Covenantor, particulars of this letter substantially in the terms set out in the Announcement and our interests in the Relevant Shares and any Further Relevant Shares as required by the Hong Kong Code on Takeovers and Mergers (the Code) to be included in any announcement of the Scheme, the Scheme Document and any other related or ancillary document; and

(d)	this letter being available for inspection as required by the Code or the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the Hong Kong Stock Exchange).
6. We shall endeavour to promptly give you all information and any assistance as you may reasonably require for the preparation of the Scheme Document and all related and ancillary announcements and documents in order to comply with the requirements of the Code, the Securities and Futures Commission of Hong Kong (the SFC), the Hong Kong Stock Exchange, the US SEC and any other legal or regulatory requirement or body. We shall, promptly after the same comes to our attention, notify you in writing of any material change in the accuracy or impact of any information previously given to you.
Interpretation
7. In this letter, the Scheme means a scheme of arrangement under Section 166 of the Hong Kong Companies Ordinance by Netcom involving the cancellation of all the issued Netcom shares (including the shares underlying the Netcom American Depositary Shares) on the terms and subject to the conditions set out in the Announcement and the Scheme Document or such other terms as may be required to comply with the requirements of the SFC or the Hong Kong Stock Exchange provided that such other terms do not constitute material changes to the terms of the Scheme as set out in the Announcement.
Time of the Essence
8. Any time, date or period mentioned in this letter may be extended by mutual agreement but as regards any time, date or period originally fixed or as extended, time shall be of the essence. References to times of the day are to time in the Hong Kong Special Administrative Region of the People’s Republic of China (Hong Kong).
The Scheme
9. Subject to paragraph 10 , Unicom agrees to make the Proposals and assist Netcom in the preparation of the Scheme Document, provided the Announcement of the Scheme is released substantially in the form attached as the Appendix to this letter (except for such changes required to comply with the requirements of the SFC or the Hong Kong Stock Exchange and provided that such changes are not material) by not later than June 30, 2008.
10. Notwithstanding any other provisions in this letter, this letter shall lapse and each party shall have no obligations hereunder upon the earlier to occur of the following:
(a)	if the Announcement is not released by June 30, 2008; or

(b)	if Unicom announces, with the consent of the SFC and before the Scheme Document is posted, that it does not intend to proceed with the Scheme; or

(c)	if the Scheme is not approved at the EGM or the Court Meeting by November 30, 2008; or

(d)	if the Scheme lapses or is withdrawn in accordance with its terms; or

(e)	in the event of a higher competing offer for Netcom; or

(f)	if since the date of this letter, there has been a material adverse change in the business, financial or trading position of Unicom; or

(g)	in the event that the independent financial adviser appointed by the Independenet Board Committee of Netcom does not render an opinion that the Proposals are fair and reasonable.
If this letter lapses, the Covenantor shall not have any claim against Unicom and Unicom shall not have any claim against the Covenantor pursuant to this letter.
Specific Performance
11. The Covenantor agrees that if it fails to comply with the undertakings in paragraphs 2 and 4 , damages would not be an adequate remedy and accordingly, Unicom shall be entitled to the remedy of specific performance, injunction or other equitable relief.
potential share acquisition
12. Nothing in this letter shall be construed so as to prevent or restrict the Covnenator or any of its affiliates from acquiring any shares or securities in Netcom or Unicom, provided that such acquisition(s) will be done in accordance with the relevant provisions of the Code and the applicable laws. It is agreed that the Covenantor is not acting in concert with Unicom or persons acting in concert with it by acquiring such shares or securities.
Governing Law and Jurisdiction
13. The terms of this letter shall be governed by and construed in accordance with the laws of the Hong Kong and the parties submit to the exclusive jurisdiction of the Hong Kong courts for all purposes in connection with this letter.
Counterparts
14. This letter may be executed in any number of counterparts and by the parties to it on separate counterparts, each of which is an original but all of which together constitute one and the same instrument.

Please acknowledge your agreement to the above by signing and returning to us a copy of this letter on the date hereof.

Yours faithfully For and on behalf of Telefonica Internacional, S.A.U.
/s/ José Mariá Álvarez-Pallete
Name:	Mr José María Álvarez-Pallete
Title:	President and Chief Executive Officer

We hereby confirm our agreement to the above.

For and on behalf of China Unicom Limited
/s/ Chang Xiaobing
Name:	Chang Xiaobing
Title:	Chairman and Chief Executive Officer